

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

March 26, 2013

Via E-mail
Mr. Gregg D. Adzema
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 500
Atlanta, Georgia 30303-1740

> **Re:    Cousins Properties Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 1-11312**

Dear Mr. Adzema:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 12

1. We note your disclosures that certain properties are shown as 100% owned but that these properties are owned through a consolidated joint venture. Please clarify for us the ownership structure of these properties and tell us how you determined it was appropriate to show these properties as 100% owned. In addition, in future filings, please clearly identify which properties are consolidated and which are unconsolidated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. We note your disclosure on page F-34 regarding management's use of the metric net operating income and your disclosure on page 22 regarding your "same property" portfolios. We also note that your response letter dated May 17, 2011 stated that same

property operating information of your office and retail properties may become a key performance indicator for your company. Please tell us whether management now considers net operating income and/or same store operating information a key performance indicator, and if so, in future filings, please disclose net operating income and same store net operating income, along with the reconciliation and disclosures required by Item 10(e) of Regulation S-K. In addition, please define the term "same property," discuss how you determine what properties are included in the same property portfolios, and discuss period to period changes in same store performance, including the relative impact of occupancy and rent rate changes. Please provide us with your proposed disclosure.

Leasing Activity, page 22

3. We note that during 2012 you leased or renewed 724,000 and 445,000 square feet of office and retail space, respectively. Please disclose in future filings how effective rents on new and renewed leases compare to prior rent.

Note 5 – Investments in Unconsolidated Joint Ventures, page F-15

4. We note that you own a 75% interest in EP I LLC, but do not consolidate the entity since you share decision making abilities and control with your joint venture partner. Please provide us with your analysis of this entity, including how you determined that you share decision making and control with the joint venture partner, your determination of whether or not the entity is a variable interest entity, and how you identified the primary beneficiary if applicable.

5. Please tell us and disclose in future filings your percentage interests in the joint ventures Cousins Watkins LLC and Charlotte Gateway Village, LLC. Also, for each, provide us with your analysis of the entity including your determination of whether or not it is a variable interest entity and, if so, how you have identified the primary beneficiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant